Exhibit 99.1

NEWS RELEASE

Toronto, May 2, 2024

Franco-Nevada Announces Election of Directors

Franco-Nevada Corporation announced that the nominees listed in the management proxy circular for the 2024 Annual and Special Meeting of Shareholders were elected as directors of the Corporation. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in person and by webcast are set out below.

Nominee	Votes For	% For	Votes Against	% Against
David Harquail	145,604,399	97.71%	3,416,503	2.29%
Paul Brink	148,578,196	99.70%	442,706	0.30%
Tom Albanese	146,705,927	98.45%	2,314,948	1.55%
Hugo Dryland	148,675,183	99.77%	345,658	0.23%
Derek W. Evans	133,231,350	89.40%	15,789,522	10.60%
Dr. Catharine Farrow	145,379,683	97.56%	3,641,121	2.44%
Maureen Jensen	147,599,972	99.05%	1,420,726	0.95%
Jennifer Maki	147,098,131	98.71%	1,922,668	1.29%
Jacques Perron	147,618,641	99.06%	1,402,251	0.94%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com